

March 31, 2011

James A. Graf
Chief Financial Officer
Global Eagle Acquisition Corp.
10900 Wilshire Blvd.
Suite 1500
Los Angeles, California 90024

>   **Re: Global Eagle Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **Amendment Number 1**
>   **Filed March 21, 2011**
>   **File No. 333-172267**

Dear Mr. Graf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General comments on this filing

1. Revise the registration statement to clarify the definition of "controlling shareholder," as you mention on page 2, 12, 41 and 60, including any requirement that Global Eagle have a majority of the voting securities of any entity that shares ownership. Revise the risk factors section consistent with your response. Also, please discuss any minimum ownership or voting requirements that you must meet even in the event that you are seeking to avoid becoming an investment company.

2. Please file final versions of exhibit 10.2(a and b), including all exhibits each executed contract. Alternatively, please advise the staff how you determined that a "form of" the contract is appropriate.

3. On page 103 you indicate that, after a business combination, you would potentially take a number of actions. One of the actions that you suggest you might take is to "post effectively amend" this registration statement to cover the exercise of the warrants. If you intend that this registration statement register the exercise of the warrants, please revise the cover page to make this fact clear. Please refer to Rule 413.

Prospectus Cover Page

4. Revise the cover page to more accurately describe your underwriting arrangements with the addition of Deutche Bank as an underwriter named on the front cover.

Sourcing of Potential Acquisition Targets, page 3

5. Please revise to disclose, if true, that your charter does not prevent Global Eagle from entering into any agreements for a joint venture or some other form of shared ownership with an entity affiliated with your sponsor, officers or directors.

The Offering
Permitted Purchases of public shares…, page 12

6. With regard to the phrase, "..it is likely that we will not make such purchases…", revise to delete the words "it is likely that" or add disclosure indicating the authority/rule or exemption that would make such purchases available. Make similar changes throughout the document.

7. Revise this section, and related disclosure throughout the document, to clarify whether any difference between the value of the shares purchased in this manner and the per-share value of the trust account will be credited back into the account and would be available to shareholders as part of a liquidation or redemption.

Other permitted purchases…, page 13

8. We note your response to comment 15 and your disclosure which refers to both "privately negotiated transactions" and Rule 10b-18, which relates to open market purchases. Please revise to clarify whether these "other permitted purchases" by you or your affiliates will include only open market purchases, privately negotiated transactions or both. In addition, please advise us as to percentage of shares that will be purchased pursuant to open market purchases by you and by your affiliates and the percentage of shares that will be purchased pursuant to privately negotiated transactions by you and by your affiliates. We may have further comment.

9. Revise here and elsewhere throughout the document to disclose the restricted period under regulation M, i.e., the date it starts and the date it ends.

Risk Factors, page 21

10. Revise this section to discuss any risk that the shareholder may not receive the notice regarding the tender offer and therefore may fail to exercise their right to have their shares redeemed. In particular, please discuss the potential steps that a shareholder might need to take in order to tender their shares.

11. Revise this section, and your management's discussion and analysis, to discuss management's view of the impact and risk associated with a reduced amount of funds available as a result of low rates, including the impact upon your ability to undertake search activities, or to conduct due diligence regarding acquisition targets.

12. Add a risk factor that discusses the impact of any requirement that you retain additional net asset value or cash as part of a business combination, upon the likelihood that the transaction would be consummated, and upon the timing of an investor receiving their funds, either through a redemption or liquidation.

Unlike many blank check companies…, page 41

13. Revise this risk factor, and any other place where you compare your redemption threshold (i.e. that you must still have tangible net assets of $5,000,001or more) to the equivalent threshold used by "most blank check companies," please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by "most blank check companies."

Conflicts of Interest, page 91

14. Please revise the table on page 92 to identify any entities that either Mr. Miller or Mr. McNamara has fiduciary duties or contractual obligations which might conflict with their obligation to present opportunities to Global Eagle.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Windsor, Staff Attorney, at (202) 551-3419 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Staff Attorney

Cc: Joel L. Rubinstein, Esq.
        McDermott Will & Emery LLP
        340 Madison Avenue
        New York, New York 10173
        (212) 547-5400
        (212) 547-5444 — Facsimile